UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No.2)

NYMEX Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
62948N104
(CUSIP Number)

Thomas J. Murphy c/o General Atlantic Service Company, LLC 3 Pickwick Plaza Greenwich, Connecticut 06830 Tel. No.: (203) 629-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62948N104	Page 3 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 6,259,100 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 6,259,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,259,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 62948N104	Page 3 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Atlantic Partners 82, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 6,259,100 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 6,259,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,259,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 62948N104	Page 4 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 6,259,100 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 6,259,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,259,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 62948N104	Page 5 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 6,259,100 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 6,259,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,259,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 62948N104	Page 6 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GapStar LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 6,259,100 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 6,259,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,259,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP NO. 62948N104	Page 7 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 6,259,100 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 6,259,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,259,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 62948N104	Page 8 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 6,259,100 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 6,259,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,259,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP NO. 62948N104	Page 9 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 6,259,100 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 6,259,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,259,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP NO. 62948N104	Page 10 of 21 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D is being filed by the undersigned to amend and supplement the Statement on Schedule 13D, dated March 21, 2006, as amended by Amendment No. 1 to Schedule 13D, dated May 21, 2007, with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of NYMEX Holdings, Inc. a Delaware corporation (the “Company”). The address of the principal executive office of the Company is One North End Avenue, World Financial Center, New York, New York 10282.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are General Atlantic LLC, a Delaware limited liability company (“GA”), General Atlantic Partners 82, L.P., a Delaware limited partnership (“GAP 82”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAP Coinvestments CDA, L.P., a Delaware limited partnership (“CDA”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), and GAPCO Management GmbH, a German corporation (“GmbH Management” and, collectively with GA, GAP 82, GAPCO III, GAPCO IV, GapStar, CDA and KG, the “Reporting Persons”). The Reporting Persons (other than KG and GmbH Management) are located at c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich,

CUSIP NO. 62948N104	Page 11 of 21 Pages

SCHEDULE 13D

Connecticut 06830. KG and GmbH Management are located at c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GA is the general partner of each of GAP 82 and CDA. GA is also the sole member of GapStar. The managing members of GAPCO III and GAPCO IV are managing directors of GA. GmbH Management is the general partner of KG. There are 29 managing directors of GA (the “GA Managing Directors”). The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals on Schedule A has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

The Company entered into an Agreement and Plan of Merger, dated as of March 16, 2008 (the “Merger Agreement”), by and among CME Group, Inc., a Delaware corporation (“CME”), CMEG NY Inc., a Delaware  corporation  and  wholly  owned  subsidiary  of  CME (“Merger Sub”),  the  Company  and  NYMEX, a

CUSIP NO. 62948N104	Page 12 of 21 Pages

SCHEDULE 13D

Delaware non-stock corporation and wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, the Company will merge with and into Merger Sub (the “Merger”). This Amendment No. 2 is being filed as a result of the Reporting Persons (other than GA and GmbH Management) entering into a Voting and Support Agreement, dated as of March 16, 2008 (the “Voting Agreement”), with CME in connection with CME’s efforts to consummate the acquisition of the Company. The description of the Voting Agreement contained herein is qualified in its entirety by the provisions of the Voting Agreement referenced as Exhibit 1 hereto.

Pursuant to the Voting Agreement, each of the Reporting Persons (other than GA and GmbH Management) has agreed that, during the Voting Period (as defined therein), at any duly called meeting of the stockholders of the Company, such Reporting Person will appear, in person or by proxy, or otherwise cause all of the Common Stock owned by it to be counted as present for purposes of establishing a quorum, and vote all of such Common Stock (i) in favor of the adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of such Reporting Person contained in the Voting Agreement and (iii) except with the written consent of CME, against any Takeover Proposal (as defined in the Merger Agreement) or any other action or proposal involving the Company or any subsidiary thereof that would reasonably be expected to prevent or materially impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement, including the Merger.

CUSIP NO. 62948N104	Page 13 of 21 Pages

SCHEDULE 13D

The Voting Agreement will automatically terminate on the date that is the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) written notice of termination by CME and (iv) a Qualifying Recommendation Change (as defined therein).

Pursuant to the Voting Agreement, each of the Reporting Persons (other than GA and GmbH Management) also has agreed that it will not, subject to certain exceptions described therein, (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the shares of Common Stock owned by it during the term of the Voting Agreement, (b) grant any proxies or powers of attorney, deposit any such shares into a voting trust, enter into a voting agreement with respect to such shares or participate, directly or indirectly, in the “solicitation” of any “proxies” from any person to vote in any manner which would be inconsistent with or violative of the provisions contained in the Voting Agreement or (c) take any action that would reasonably be expected to make any representation or warranty of such Reporting Person contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Reporting Person from performing its obligations under the Voting Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)           As of the date hereof, GA, GAP 82, GapStar, GAPCO III, GAPCO IV, CDA, KG and GmbH  Management  each  own  of  record,  no  shares  of  Common  Stock,  5,730,239  shares of  Common Stock,

CUSIP NO. 62948N104	Page 14 of 21 Pages

SCHEDULE 13D

93,886 shares of Common Stock, 336,551 shares of Common Stock, 82,275 shares of Common Stock, 3,130 shares of Common Stock, 13,019 shares of Common Stock and no shares of Common Stock, respectively, representing 0.0%, 6.1%, 0.1%, 0.4%, 0.1%, 0.0%, 0.0% and 0.0%, respectively, of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that (i) GA is the general partner of each of GAP 82 and CDA, (ii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are the GA Managing Directors, (iii) GA is the sole member of GapStar and (iv) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. Each of the GA Managing Directors disclaims ownership of such shares beneficially owned by GA, except to the extent he has a pecuniary interest therein. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 6,259,100 shares of Common Stock (calculated on the basis of the number of shares of Common Stock which may be acquired by the Reporting Persons within 60 days), or 6.7% of the Company’s issued and outstanding shares of Common Stock.

(b)          Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 6,259,100 shares of Common Stock that may be deemed to be owned beneficially by each of them.

(c)           Except as set forth in this Item 5(c) or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to

CUSIP NO. 62948N104	Page 15 of 21 Pages

SCHEDULE 13D

Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)	Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Voting and Support Agreement, dated as of March 16, 2008, by and between CME and the Reporting Persons (other than GA and GmbH Management)

CUSIP NO. 62948N104	Page 16 of 21 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2008

GENERAL ATLANTIC LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GENERAL ATLANTIC PARTNERS 82, L.P.
By:	General Atlantic LLC, Its general partner
By	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAP COINVESTMENTS III, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAP COINVESTMENTS IV, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

CUSIP NO. 62948N104	Page 17 of 21 Pages

SCHEDULE 13D

GAPSTAR, LLC
By:	General Atlantic LLC, Its sole member
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAP COINVESTMENTS CDA, L.P.
By:	General Atlantic LLC, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO GMBH & CO. KG
By:	GAPCO Management GmbH, Its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO MANAGEMENT GMBH
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

CUSIP NO. 62948N104	Page 18 of 21 Pages

SCHEDULE 13D

EXHIBIT 1

to SCHEDULE 13D

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of March 16, 2008 (this “Agreement”), is entered into by and between CME Group Inc., a Delaware corporation (“CME Group”), General Atlantic Partners 82, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAPCO GmbH & Co. KG, and GAP Coinvestments CDA, L.P. (collectively, the “General Atlantic Parties or the “Stockholders”).

WHEREAS, concurrently with the execution of this Agreement, CME Group, CMEG NY Inc., a Delaware corporation and wholly-owned subsidiary of CME Group (“Merger Sub”), NYMEX Holdings, Inc., a Delaware corporation (“NYMEX Holdings”), and NYMEX, a Delaware non-stock corporation and wholly-owned subsidiary of NYMEX Holdings (“NYMEX”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, NYMEX Holdings will merge with and into Merger Sub (the “Merger”);

WHEREAS, as of the date this Agreement, each Stockholder is the record holder of the number of shares of common stock, par value $0.01 per share, of NYMEX Holdings (“NYMEX Holdings Common Stock”), set forth on Schedule I hereto, (collectively, the “Owned Shares” and, together with any shares of NYMEX Holdings Common Stock of which such Stockholder acquires Beneficial Ownership during the period from and including the date of this Agreement and up to the termination of this Agreement in accordance with its terms (the “Voting Period”), whether by purchase or upon exercise of options, warrants, conversion of other convertible securities or otherwise, are collectively referred to herein as the “Covered Shares”); and

WHEREAS, as an inducement and a condition to entering into the Merger Agreement, CME Group has required that Stockholders enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Certain Definitions. In addition to the terms defined elsewhere herein, capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

(a)           “Beneficial Owner” means, with respect to a Covered Share, any Person who, directly or indirectly, through any contract, relationship or otherwise, has or shares (i) the power to vote, or to direct the voting of, such Covered Share, (ii) the power to dispose of, or to direct the disposition of, such Covered Share or (iii) the ability to profit or share in any profit derived from a transaction in such Covered Share, and the term “Beneficially Owned” shall be construed accordingly.

(b)          “Termination Date” means the date that is the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) written notice of termination of this Agreement by CME Group to Stockholders and (iv) a Qualifying Recommendation Change.

2. Agreement to Vote.

(a)           Each Stockholder hereby agrees that, during the Voting Period, at any duly called meeting of the stockholders of NYMEX Holdings (or any adjournment or postponement thereof) (each, a “NYMEX Holdings Voting Event”), such Stockholder shall appear at the meeting, in person or by proxy, or otherwise cause its Covered Shares to be counted as present thereat for purposes of establishing a quorum, and it shall vote (or cause to be voted), in person or by proxy, all its Covered Shares (i) in favor of the adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of NYMEX Holdings contained in the Merger Agreement or of Stockholder contained in this Agreement, and (iii) except with the written consent of CME Group, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any Takeover Proposal; or (B) any other action or proposal, involving NYMEX Holdings or any NYMEX Holdings Subsidiary that would reasonably be expected to prevent or materially impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement, including the Merger.

(b)           For the avoidance of doubt, each Stockholder agrees that, during the Voting Period, the obligations of Stockholder specified in Section 2(a) shall not be affected by (i) any Change in Recommendation (other than a public announcement by the Board of Directors of NYMEX Holdings withdrawing its recommendation that the stockholders of NYMEX Holdings adopt the Merger Agreement (a “Qualifying Recommendation Change”)); it being understood that the delivery by NYMEX Holdings to CME Group of a written notice that NYMEX Holdings is prepared to effect a Change in Recommendation pursuant to Section 6.6(c) of the Merger Agreement shall not, in and of itself, constitute a Change in Recommendation; or (ii) any breach by NYMEX Holdings of any of its representations, warranties, agreements or covenants set forth in the Merger Agreement.

(c)           Except as set forth in clauses (a) and (b) of this Section 2, Stockholders shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the stockholders of NYMEX Holdings at any NYMEX Holdings Voting Event.

3. Termination. This Agreement shall automatically terminate, and none of CME Group or Stockholders shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the Termination Date. The termination of this Agreement shall not prevent either party hereunder from seeking any remedies (at law or in equity) against the other party hereto or relieve such party from liability for such party’s willful or intentional breach of any terms of this Agreement.

2

4. Representations and Warranties.

(a)           Representations and Warranties of CME Group. CME Group hereby represents and warrants to each Stockholder as follows:

(i)            Organization and Authority. CME Group is duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of CME Group. This Agreement has been duly and validly executed and delivered by CME Group, and, assuming due authorization, execution and delivery by Stockholders, is a legal, valid and binding obligation of CME Group, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii)          Consents; No Conflicts. Except as contemplated by the Merger Agreement, the execution and delivery of this Agreement by CME Group will not (A) conflict with any provision of the certificate of incorporation or bylaws of CME Group, (B) violate any Law or Order applicable to CME Group or (C) require any clearance, consent, approval, order, license or authorization of, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Entity or Self-Regulatory Organization.

(b)          Representations and Warranties of the General Atlantic Parties. The General Atlantic Parties jointly and severallyhereby represent and warrant to CME Group as follows:

(i)            Ownership of Instruments. As of the date of this Agreement, each General Atlantic Party is the record holder of the Owned Shares set forth on Schedule I. As of the date of this Agreement, the Owned Shares are the only Securities or Membership Interests of NYMEX Holdings or NYMEX owned of record or Beneficially Owned by such General Atlantic Party. Except for Liens created under this Agreement and Liens that will be released at Closing and will not affect any General Atlantic Party’s ability to comply with its obligations under this Agreement, each General Atlantic Party has good title to the Owned Shares, free and clear of Liens, proxies, powers of attorney, voting trusts or agreements and will have, subject to Section 9, good title to the Covered Shares as of the time of any NYMEX Holdings Voting Event, free and clear of Liens, proxies, powers of attorney, voting trusts or agreements. Each General Atlantic Party further represents that any proxies given in respect of the Covered Shares, if any, have been revoked.

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(ii)          Organization and Authority. Each General Atlantic Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite or power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary partnership or limited liability company action of each General Atlantic Party. This Agreement has been duly and validly executed and delivered by each General Atlantic Party, and, assuming due authorization, execution and delivery by CME Group, is a legal, valid and binding obligation of each General Atlantic Party, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(iii)          Consents; No Conflicts. Except as contemplated by the Merger Agreement, the execution and delivery of this Agreement by each General Atlantic Party will not (A) conflict with any provision of the certificate of incorporation or bylaws or other similar organizational documents of such General Atlantic Party, (B) result in any violation of or default or loss of a benefit under or require any consent under, or permit the acceleration or termination of any obligation under, any agreement or other instrument to which such General Atlantic Party is a party, (C) violate any Law or Order applicable to such General Atlantic Party or (D) require any clearance, consent, approval, order, license or authorization of, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Entity or Self-Regulatory Organization.

5. Disclosure. The parties hereby agree and acknowledge that the each of CME Group and NYMEX Holdings may publish and disclose in the Joint Proxy Statement/Prospectus (including all documents and schedules filed with the SEC) and in any press release or other disclosure document in which either CME Group or NYMEX Holdings reasonably determines in its good faith judgment that such disclosure is required by Law in connection with the Merger and any transactions related thereto, each Stockholder’s name and ownership of NYMEX Holdings Common Stock and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement. The parties further agree and acknowledge that the Stockholders may file this Agreement as an exhibit to, and describe this Agreement in, an amendment to their Schedule 13D with respect to their ownership of NYMEX Holdings Common Stock.

6. Further Agreements of Stockholders. Each Stockholder hereby severallyagrees, while this Agreement is in effect, not to (a) except as set forth in Section 9 hereof, sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Covered Shares, (b) grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust, enter into a voting agreement with respect to any Covered Shares or participate, directly or indirectly,

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in the “solicitation” of any “proxies” (as such terms are used in the rules of the SEC) from any person to vote in a manner which would be inconsistent with or violative of the provisions and agreements contained in this Agreement or (c) take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement.

7. Release. Effective as of Closing, each General Atlantic Party hereby absolutely, unconditionally and irrevocably waives, releases and forever discharges NYMEX Holdings, NYMEX, CME Group, the CME Group Subsidiaries and each of their respective Affiliates, related organizations, agents, employees, officers, directors, advisors, successors and assigns (collectively, the “Released Parties”) from any and all manner of causes of action, damages, liabilities, obligations, promises, judgments, claims and demands of any nature whatsoever, in law or in equity, of every kind and description, whether known or unknown, suspected, absolute or contingent (collectively “Actions”), which such General Atlantic Party ever had, now has or hereafter can, shall or may have against any Released Party arising out of or relating to the Stock Purchase Agreement, dated November 14, 2005, as amended, among NYMEX Holdings and the General Atlantic Parties, the Investor Rights Agreement, dated March 14, 2006, among NYMEX Holdings and the General Atlantic Parties, or the Registration Rights Agreement, dated March 14, 2006, among NYMEX Holdings and the General Atlantic Parties (collectively, the “General Atlantic Agreements”). The parties hereby acknowledge and agree that, effective as of Closing, each General Atlantic Agreement shall terminate and there shall be no further rights or obligations of any party to such General Atlantic Agreement with respect thereto.

8. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) no Stockholder makes any agreement or understanding herein in any capacity other than in his capacity as a record holder of Covered Shares and (b) nothing herein shall be construed to limit or affect any action or inaction by any Affiliate, officer, director or direct or indirect equityholder of any Stockholder acting in his or her capacity as a director of NYMEX Holdings or NYMEX.

9. Permitted Transfers. Notwithstanding anything in this Agreement to the contrary, (a) each Stockholder may transfer any or all of the Covered Shares in accordance with provisions of applicable Law to any Person that is an Affiliate of such Stockholder; provided, however, that, prior to and as a condition to the effectiveness of such transfer, each Person to which any of such Covered Shares or any interest in any of such Covered Shares is or may be transferred shall have executed and delivered to CME Group a counterpart of this Agreement; and (b) at any time or from time to time following the earlier of (i) September [17], 2008 and (ii) the date upon which the NYMEX Holdings Stockholder Approval is obtained, the Stockholders shall be entitled to sell or otherwise transfer up to 25% of the Covered Shares; provided, however, that if a sale or transfer occurs prior to the date upon which the NYMEX Holdings Stockholder Approval is obtained, then prior to and as a condition to the effectiveness of such transfer, each Person to which any of such Covered Shares or any interest in any of such Covered Shares is or

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may be transferred shall have executed and delivered to CME Group a counterpart of this Agreement.

10. Reliance by CME Group. Each Stockholder understands and acknowledges that CME Group is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by Stockholder.

11. Appraisal Rights. Each Stockholder agrees not to seek appraisal or assert any rights of dissent from the Merger that Stockholder may have under Section 262 of the DGCL and, to the extent permitted by applicable Law, Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that such Stockholder may have under Section 262 of the DGCL.

12. Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified except by an instrument in writing signed by each of the parties hereto.

13. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to CME Group:

CME Group Inc.

20 South Wacker Drive

Chicago, Illinois 60606

Telecopier:	(312) 930-4556
Attention:	Kathleen M. Cronin, General Counsel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive
Chicago, Illinois 60606
Telecopier: (312) 407-0411
Attention:	Rodd M. Schreiber, Esq.
Susan S. Hassan, Esq.

If to Stockholders:

c/o General Atlantic Service Company, LLC

Three Pickwick Plaza

Greenwich, Connecticut 06830

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Telecopier: (203) 302-3044

Attention:	William E. Ford
David Rosenstein

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Telecopier: 212-759-5770

Attention:	Douglas A. Cifu, Esq.
Matthew W. Abbott. Esq.

14. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

15. Entire Agreement. This Agreement (together with the Merger Agreement to the extent referred to herein) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person not a party to this Agreement any rights, benefits or remedies of any nature whatsoever.

16. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

17. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

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18. GOVERNING LAW. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO ITS RULES OF CONFLICTS OF LAW. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware in respect of all matters arising out of or relating to this Agreement the interpretation and enforcement of the provisions of this Agreement, and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined exclusively in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

19. Headings. The descriptive headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

20. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall not become effective as to any party hereto until such time as this Agreement or a counterparty thereof has been executed and delivered by each party hereto.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CME GROUP INC.
By:	/s/ Craig S. Donohue
Name: Craig S. Donohue Title Chief Executive Officer

STOCKHOLDERS GENERAL ATLANTIC PARTNERS 82, L.P. By: General Atlantic LLC, its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title Managing Director

GAPSTAR, LLC By: General Atlantic LLC, its sole member
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title Managing Director

GAP COINVESTMENTS III, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title A Managing Member

GAP COINVESTMENTS IV, LLC
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title A Managing Member

GAPCO GMBH & CO. KG By: GAPCO Management GmbH, its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title Managing Director

GAP COINVESTMENTS CDA, L.P. By: General Atlantic LLC, its general partner
By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title Managing Director

SCHEDULE I

NYMEX HOLDINGS COMMON STOCK
STOCKHOLDER	TOTAL NUMBER OF SHARES

General Atlantic Partners 82, L.P.	5,730,239
GapStar, LLC	93,886
GAP Coinvestments III, LLC	336,551
GAP Coinvestments IV, LLC	82,275
GAPCO GmbH & Co. KG	13,019
GAP Coinvestments CDA, L.P.	3,130
TOTAL GENERAL ATLANTIC	6,259,100

CUSIP NO. 62948N104	Page 19 of 21 Pages

SCHEDULE 13D

Schedule A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
John Bernstein	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	United Kingdom
H. Raymond Bingham	228 Hamilton Avenue Palo Alto. California 94301	United States
Peter L. Bloom	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Mark F. Dzialga	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Klaus Esser	Koenigsallee 62 40212 Dusseldorf, Germany	Germany
William O. Grabe	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Abhay Havaldar	151 -152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
David C. Hodgson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Rene M. Kern	3 Pickwick Plaza Greenwich, Connecticut 06830	United States and Germany
Jonathan Korngold	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Christopher G. Lanning	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Jeff X. Leng	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR

CUSIP NO. 62948N104	Page 20 of 21 Pages

SCHEDULE 13D

Name	Business Address	Citizenship
Anton J. Levy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Marc F. McMorris	228 Hamilton Avenue Palo Alto, California 94301,	United States
Thomas J. Murphy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Matthew Nimetz	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Ranjit Pandit	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	United States and India
Andrew C. Pearson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Raul R. Rai	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
David A. Rosenstein	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Sunish Sharma	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
Franchon M. Smithson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Oliver Thum	Koenigsallee 62 40212 Dusseldorf, Germany	Germany
Tom C. Tinsley	2401 Pennsylvania Avenue N.W. Washington. D.C. 20037	United States
Xiaomeng Tong	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR

CUSIP NO. 62948N104	Page 21 of 21 Pages

SCHEDULE 13D

Name	Business Address	Citizenship
Philip P. Trahanas	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Florian P. Wendelstadt	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	Germany